大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A30/sc/atl

28 September 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

05011795

SUPPL

Dear Sir

MERGER OF BANK OF ASIA AND UOB RADANASIN – UPDATE

We enclose a copy of our announcement dated 28 September 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

MERGER OF BANK OF ASIA AND UOB RADANASIN – UPDATE

Singapore, 28 September 2005 – Further to its announcement on 8 September 2005, United Overseas Bank Limited ("UOB") wishes to announce that both its Thai banking subsidiaries, Bank of Asia Public Company Limited ("BOA") and UOB Radanasin Bank Public Company Limited ("UOB Radanasin") have obtained their respective shareholders' approval to proceed with their proposed merger in accordance with its terms. The English translation of BOA's and UOB Radanasin's announcements on the results of their extraordinary general meetings held today is attached for information.

Mrs Vivien Chan
Secretary

[Translation]

Ref. LorTorTor. 072/2005 28 September 2005

Subject : Notification of the Resolution of the Extraordinary General Meeting No. 1/2005

To : President of the Stock Exchange of Thailand

The Extraordinary General Meeting of Bank of Asia Public Company Limited No. 1/2005 held on 28 September 2005 resolved the significant matters as follows:

1. Adopted the minutes of the Ordinary General Meeting No. 13 held on 22 April 2005.
2. The meeting unanimously approved the combination of Bank of Asia Public Company Limited (BOA) and UOB Radanasin Bank Public Company Limited (UOBR) in accordance with the Project for Combination and Business Transfer approved by the Ministry of Finance.
3. The meeting unanimously approved the acquisition of 1,284,664,821 shares in UOBR held by United Overseas Bank Limited (UOB) by entering into a Connected Transaction pursuant to the Notification of the Stock Exchange of Thailand (SET) at THB 13 per share totaling THB 16,700,642,673, and authorized the Board of Directors or person(s) designated by the Board of Directors to execute all actions necessary for, or in connection with, the said shares acquisition and Shares Purchase and Sale Agreement including but not limited to preparation, negotiation and/or execution of the shares acquisition and Shares Purchase and Sale Agreement and/or any relevant documents.
4. The meeting unanimously approved the acquisition of all assets and assumption of all liabilities of UOBR by entering into a business transfer agreement with UOBR after completion of the acquisition of all shares in UOBR held by UOB and completion of delisting UOBR shares from SET. BOA will commence the operation of the combined bank by transferring all assets and assumption of all liabilities of UOBR to BOA at the net book value as at the last working day prior to business transfer date and the value of transferred assets is net of any related provision by entering into a business transfer agreement (free of transfer back of assets and liabilities) with UOBR and authorized the Board of Directors or person(s) designated by the Board of Directors to execute all actions necessary for, or in connection with, the said business transfer including but not limited to preparation, negotiation and/or execution of the Business Transfer Agreement and/or any relevant documents.
5. The meeting unanimously approved the reduction of registered capital from THB 53,828,445,200 to THB 50,954,467,130 by writing-down the registered shares which have not yet been issued and amendment of Clause 4 of the Memorandum of Association with respect to registered capital so as to conform to the reduction of the registered capital by canceling the existing contents and replacing such contents with the following new contents:

"Clause 4. Registered capital is THB 50,954,467,130.00 (Baht fifty thousand nine hundred fifty four million four hundred sixty seven thousand one hundred thirty) divided into 5,095,446,713 shares (Five thousand ninety five million four hundred forty six thousand seven hundred thirteen shares) at a par value of THB 10.00 (Baht ten) each, categorized into 5,095,446,713 shares (Five thousand ninety five million four hundred forty six thousand seven hundred thirteen) ordinary shares and preferred share of__-__ preferred shares (-------)."

6. The meeting unanimously approved an increase of the registered capital from THB 50,954,467,130 to THB 82,170,621,660 through an issuance of 3,121,615,453 new ordinary shares and amendment of Clause 4 of the Memorandum of Association with respect to the registered capital so as to conform to the increase of the registered capital by canceling the existing contents and replacing such contents with the following new contents:

   "Clause 4. Registered capital is THB 82,170,621,660.00 (Baht eighty two thousand one hundred seventy million six hundred twenty one thousand six hundred sixty) divided into 8,217,062,166 shares (eight thousand two hundred seventeen million sixty two thousand one hundred sixty six shares) at a par value of THB 10.00 (Baht ten) each, categorized into 8,217,062,166 shares (eight thousand two hundred seventeen million sixty two thousand one hundred sixty six) ordinary shares and preferred share of__-__ preferred shares (-------)."

7. The meeting unanimously approved the allocation of 3,121,615,453 new ordinary shares with a par value of THB 10 for offering for sale to the shareholders pro rated to their shareholdings at a ratio of 1 existing : 0.6126 new share at THB 5.35 per share. The existing shareholders may oversubscribe for new issued ordinary shares but the oversubscribed shares shall not exceed his/her original entitlement. The remaining shares from rights subscription shall be allocated to oversubscribers in proportion to oversubscribed shares. In respect of the oversubscription, if there still remain any unsubscribed new ordinary shares or disregarded fractions of shares, they will be allocated to UOB. The subscription period shall be 7 - 11 November 2005.

8. The meeting unanimously approved the change in the name of Bank of Asia Public Company Limited to United Overseas Bank (Thai) Public Company Limited and amend Clause 1 of the Memorandum of Association and Articles 1, 2 and 53 of the Articles of Association so as to conform to the change of the name of BOA. This name change shall be effective on the same day that the combined bank commences its businesses.

9. The meeting unanimously approved an increase in the number of Board of Directors from 10 to 11 persons and appointment of Mr. Lee Tse Tiong as a new director and authorized signatory.

Please be informed accordingly,

Yours sincerely,

Signature
(Wong Kim Choong)
President & CEO

ธนาคารยูโอบี รัตนสิน UOB RADANASIN BANK 大華滙寶銀行
(A MEMBER OF THE UNITED OVERSEAS BANK GROUP)

UOB RADANASIN BANK Pcl.
690 Sukhumvit Road, Klongton,
Klongtoey, Bangkok 10110 Thailand
Telephone : +66(0) 2260-0090
Facsimile : +66(0) 2260-5310-11
www.uob-radanasin.co.th
Registration No.Pcl 434

บมจ.ธนาคารยูโอบี รัตนสิน
690 ถนนสุขุมวิท แขวงคลองตัน
เขตคลองเตย กรุงเทพฯ 10110
โทรศัพท์ : 0-2260-0090
โทรสาร : 0-2260-5310-11
www.uob-radanasin.co.th
ทะเบียนเลขที่ บมจ. 434

[Translation]

No. LorBor. 054/2005/2005

28 September 2005

The President
The Stock Exchange of Thailand

Re : **Resolution of the Extraordinary General Meeting of Shareholders No.1/2005 of UOB Radanasin Bank Public Company Limited**

Enclosure : Delisting Application Form (Form 10-7)

We would like to inform you of the resolution of the Extraordinary General Meeting of Shareholders No.1/2005 of UOB Radanasin Bank Public Company Limited held on 28 September 2005 at 10.00 hours as follows :-

1 The meeting approved the Minutes of the Ordinary General Meeting of Shareholders held on 22 April 2005.

2 The meeting approved the combination of UOB Radanasin Bank Public Company Limited and Bank of Asia Public Company Limited (in accordance with the Merger Project approved by the Minister of Finance).

3 The meeting approved the voluntary delisting of UOB Radanasin Bank Public Company Limited from the Stock Exchange of Thailand in accordance with the Merger Project approved by the Minister of Finance and authorized the Board of Directors or person(s) designated by the Board of Directors to do any acts and things necessary for or in connection with the voluntary delisting of UOB Radanasin Bank Public Company Limited.

4 The meeting approved the business transfer from UOB Radanasin Bank Public Company Limited to Bank of Asia Public Company Limited in accordance with the Merger Project approved by the Minister of Finance and authorized the Board of Directors or person(s) designated by the Board of Directors to do any acts and things necessary for or in connection with the said business transfer including but not limited to the preparation, negotiation and/or execution of the Business Transfer Agreement and/or any relevant documents.

5. Other business.
   -None

Please be informed accordingly,

Gan Hui Beng

Gan Hui Beng
Managing Director and CEO